Exhibit 23.2



The Board of Directors
The WMF Group, Ltd.:

We consent to incorporation by reference in the registration statement on Form S-3 of The WMF Group, Ltd. of our report dated March 5, 1999 except for note 20 which was dated March 19, 1999, relating to the consolidated balance sheets of The WMF Group, Ltd. and subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for the years then ended, which report appears in the December 31, 1998 annual report on Form 10-K of The WMF Group, Ltd., and to the reference to our firm under the heading "Experts" in the prospectus.


/s/ KPMG LLP


Washington D.C.
April 15, 1999